Exhibit 99.1

AYR Cannabis Dispensary Celebrates Opening of Relocated Tallahassee Retail Location

MIAMI, March 6, 2024 - AYR Cannabis Dispensary, a cannabis retail chain owned by AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the opening of the relocated AYR Cannabis Dispensary Tallahassee.

Located at 1525 W. Tennessee St, Tallahassee, Florida 32304, AYR Cannabis Dispensary Tallahassee occupies a spacious, 1,650-square foot location, conveniently located in the heart of the state capital for pedestrians and has both street parking and covered garage parking available for those traveling by car. New and returning patients can enjoy a wide variety of premium cannabis products from leading brands, including Kynd, Haze, KIVA, Entourage, Nordic Wellness and Levia. At every step of the way, AYR’s knowledgeable, dedicated staff are eager to assist as patients search for the medicinal products needed to elevate their cannabis journey.

“We always strive to offer our patients the best experience possible, and the relocation of our Tallahassee dispensary is yet another example of doing so,” said Sevi Borrelli, SVP, Market General Manager, Florida. “AYR Dispensary Tallahassee provides an inviting and comfortable experience, while offering the high-quality products you love. I can’t wait to welcome the patient community of Florida at our new location this spring.”

AYR Cannabis Dispensary Tallahassee will celebrate the opening of its new storefront by offering patients a weeklong exclusive offer of $10 off $70, AYR Cannabis hats and other giveaway items. Patients are also encouraged to join the AYR Cannabis Dispensary Reward Program and uncover additional discounts. To learn more about AYR Wellness’s product offerings and discounts or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com